[Graphic omitted] Ahold

                                                  Press Release

                                                  Royal Ahold
                                                  Corporate Communications

                                           Date:  August 26, 2004
                           For more information:  +31 75 659 57 20





Change of Chairmanship Ahold Supervisory Board

Zaandam, The Netherlands, August 26, 2004 - Karel Vuursteen has decided to resign as Chairman of the Supervisory Board of Royal Ahold N.V. because of personal circumstances. He will remain a member of the Board until the next annual general meeting of shareholders to be held on May 18, 2005.

Rene Dahan will act temporarily as Chairman of the Board.

Ahold Corporate Communications:  +31.75.659.5720










                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302